Propanc
Biopharma, Inc.

To: Mr. Josef Zelinger

CC: Dr. Julian Kenyon

From: Mr. James Nathanielsz

Subject: Loan to Propanc Biopharma Inc. - Aggro Investments Pty Ltd

Dear Josef Zelinger,

The Board of Directors at Propane Biopharma Inc. ("Propanc") confirm acceptance and receipt of funds for the sum of one hundred and seventy-five thousand Australian dollars (AUD 175,000) from Aggro Investments Pty Ltd (the "lender") of 59 Seymour Road, Elsternwick, Vic 3185 ("address").

The loan to Propanc is subject to the following terms & conditions:

- **Amount:** A$175,000.00
- **Term:** 4 months or less at the discretion of Propanc (the borrower)
- **Commencement date:** 03 December 2024
- **Interest rate:** 12% pa payable monthly in arrears (default rate is 18% pa)
- **Repayment:** 28 February, 2025, minimum of A$70,000.00, 2 April, 2025, balance of A$105,000.00

Sincerely,

James Nathanielsz
Chief Executive Officer

Approved by,

Dr Julian Kenyon

Director

Approved by

Josef Zelinger

Aggro Investments Pty Ltd